SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       RULE 13e-1 TRANSACTION STATEMENT
                      PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (Final Amendment)

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                           CHATEAU PROPERTIES, INC.
                               (Name of issuer)

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                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

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                                   161739 10
                     (CUSIP Number of Class of Securities)

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                                 C. G. Kellogg
                     President and Chief Executive Officer
                           Chateau Properties, Inc.
                                19500 Hall Road
                          Clinton, Township, MI 48038
                                (810) 286-3600
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                  Copies to:
       Arthur Fleischer, Jr., Esq.               Henry J. Brennan, III, Esq.
           Peter Golden, Esq.                       Charles W. Royer, Esq.
Fried, Frank, Harris, Shriver & Jacobson            Timmis & Inman, L.L.P.
           One New York Plaza                          300 Talon Centre
        New York, New York 10004                      Detroit, MI 48207
             (212) 859-8000                             (313) 396-4200

    [X] Fee paid previously with initial filing.

    [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                         ------
Form or Registration No.:
                          ------------
Filing Party:
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Date Filed:
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          This Final Amendment supplements the Rule 13e-1 Transaction
Statement filed by Chateau Properties, Inc., a Maryland corporation (the "Company") with the Securities and Exchange Commission on October 23, 1996 relating to the proposed purchases of up to 1,450,000 shares of Common Stock, $.01 par value per share, of the Company (the "Shares") during the pendency of the tender offer by MHC Operating Limited Partnership, an Illinois limited partnership, the sole general partner of which is Manufactured Home Communities, Inc., a Maryland corporation ("MHC"), to purchase all outstanding Shares at $26.00 per Share, net to the seller in cash, without interest (the "MHC Offer"). Capitalized terms used but not defined herein shall have the meaning set forth in the Rule 13e-1 Transaction Statement.

     1. The 13e-1 Transaction Statement is hereby amended by adding to the end thereto the following:

          (4) On November 7, 1996, MHC announced that it had terminated the MHC Offer and withdrawn its request for a preliminary injunction hearing. Accordingly, no further filings will be made with respect to 13e-1 Purchases.


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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CHATEAU PROPERTIES, INC.


                             By: /s/ C. G. Kellogg
                                 ------------------------------------
                                 Name:  C. G. Kellogg
                                 Title: President and Chief Executive
                                        Officer

Dated: November 13, 1996


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